UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 30, 2014

Commission File Number: 001-15214

TRANSALTA CORPORATION

(Translation of Registrant’s name into English)

Box 1900, Station “M”, 110-12th Avenue SW, Calgary, Alberta, Canada T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The information filed in this Form 6-K is expressly incorporated by reference into the Registrant’s Shelf Registration Statement on Form F-10 (File No. 333-185157).

Exhibit Number	Description

99.1	Underwriting Agreement dated May 29, 2014 between TransAlta Corporation and the underwriters listed therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION
(Registrant)

Date: May 30, 2014	/s/ Maryse St.-Laurent
	Name:	Maryse St.-Laurent
	Title:	Vice-President Legal and Corporate Secretary